April 4, 2023

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Joshua Gorsky

Re: Acceleration Request of LifeVantage Corporation
Registration Statement on Form S-3
Filed March 31, 2023
(File No. 333-271061)
Ladies and Gentlemen:
Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, LifeVantage Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Thursday, April 6, 2023, or as soon thereafter as practicable.
The Company hereby authorizes Kirt Shuldberg of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.
Thank you for your assistance. If you should have any questions, please contact Kirt Shuldberg of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8060.

Very truly yours,

/s/ Carl A. Aure
Carl A. Aure
Chief Financial Officer